EXHIBIT 14.1

Red Lake Exploration, Inc.

FINANCIAL CODE OF ETHICS

As a public company, it is of critical importance that Red Lake Exploration Inc. (Red Lake) filings with the Securities and Exchange Commission be accurate and timely. Depending on their position with Red Lake, employees may be called upon to provide information to assure that Red Lake's public reports are complete, fair, and understandable. Red Lake expects all of its employees to take this responsibility seriously and to provide prompt and accurate answers to inquiries related to Red Lake's public disclosure requirements.

Red Lake's Finance Department bears a special responsibility for promoting integrity throughout Red Lake, with responsibilities to stakeholders both inside and outside of Red Lake. The Chief Executive Officer (CEO), Chief Financial Officer (CFO), and Finance Department personnel have a special role both to adhere to the principles of integrity and also to ensure that a culture exists throughout Red Lake as a whole that ensures the fair and timely reporting of Red Lake's financial results and conditions. Because of this special role, the CEO, CFO, and all members of Red Lake's Finance Department are bound by Red Lake's Financial Code of Ethics, and by accepting the Financial Code of Ethics, each agrees that they will:

  Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

  Provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely, and understandable disclosure in the reports and documents that Red Lake files with, or submits to, government agencies and in other public communications.

  Comply with the rules and regulations of federal, state and local governments, and other appropriate private and public regulatory agencies.

  Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one's independent judgment to be subordinated.

  Respect the confidentiality of information acquired in the course of one's work, except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of one's work will not be used for personal advantage.

  Share job knowledge and maintain skills important and relevant to stakeholders needs.

  Proactively promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and in the community.

  Achieve responsible use of, and control over, all Red Lake assets and resources employed by, or entrusted to yourself, and your department.

  Receive the full and active support and cooperation of Red Lake's Officers, Sr. Staff, and all employees in the adherence to this Financial Code of Ethics.

  Promptly report to the CEO or CFO any conduct believed to be in violation of law or business ethics or in violation of any provision of this Code of Ethics, including any transaction or relationship that reasonably could be expected to give rise to such a conflict. Further, to promptly report to the Chair of Red Lake's Board of Directors such conduct if by the CEO or CFO or if they fail to correct such conduct by others in a reasonable period of time.